U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

      NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                    0-16355

                                                    CUSIP NUMBER
                                                    742217102

(Check One):
[x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:   12/31/96

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant: Princeton Media Group, Inc.
Former Name if Applicable: De Novo Corporation
Address of Principal Executive Office (Street and Number): 214 Brazilian Ave., Suite 300
City, State and Zip Code: Palm Beach, FL 33480

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to two major acquisitions completed by the Registrant during 1996, additional time is necessary for assembling of all necessary financial information and completion of Registrant's audit report.

(Attach Extra Sheets if Needed)

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification:
Robert F. Kendall (561) 659-0121
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant anticipates reporting net losses of $366,671, which is a substantial decrease in net losses of more than $3.5 million from the previous fiscal year. Registrant will also report gross revenues of $8,542,695, a substantial increase from 1995 gross revenues of $482,846. These revenues represent nine months and three months, respectively, of results of operations of two major acquired businesses. Registrant's disposition of its previous operating subsidiary and entry into the magazine publishing industry by its acquisition of operations publishing 21 lifestyle and entertainment magazines during 1996 caused these substantial changes to its results of operations compared with 1995. Various one-time, non-recurring costs including acquisition costs, capital-raising costs, legal and consulting fees during 1996 totalled in excess of $1,000,000.

Princeton Media Group, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 1997           By: /s/ Robert F. Kendall
                                 Robert F. Kendall, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.